

EXHIBIT C:
SUBSCRIPTION AGREEMENT



Apotheka Systems, Inc.
SUBSCRIPTION AGREEMENT

Subscription Disclosures

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING MEMORANDUM HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING MEMORANDUM DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY FUNDOPOLIS.COM (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING MEMORANDUM OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN

EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

Subscription Agreement

1. Subscription.

(a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase [QUANTITY] Common Stock Class A (the "Securities"), of Apotheka Systems, Inc. (the "Company"), a Corporation, organized under the state of Delaware, at a purchase price of $1.20 per Share, upon the terms and conditions set forth herein. The Securities being subscribed for under this Subscription Agreement and any other security that may be issuable upon conversion or exercise of the Securities are also referred to as the "Securities." The rights and preferences of the Securities are as set forth in the Company's Bylaws and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Memorandum of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   The aggregate number of Securities sold shall not exceed 891,667 (the "Maximum Offering"). The Company may accept subscriptions until March 17, 2020 (the "Termination Date"). Providing that subscriptions for 250,000 Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow arrangements. Payment for the Securities shall be received by Prime Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the

Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Fundopolis's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company or any transfer agent the Company, in its discretion, choses to maintain records of Securities ownership, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3.   Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Company is a Corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, the Bylaws and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign entity in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement have been duly authorized by all necessary corporate actions on the part of the Company. The Securities, when so issued, sold and delivered against payment thereof in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d)   Authority for Agreement. All action on the part of the Company necessary for the authorization of this Subscription Agreement, the performance of all obligations of the Company hereunder at a Closing and the authorization, sale, issuance and delivery of the Securities pursuant hereto has been taken or will be taken prior to the applicable Closing.

The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as of December 31, 2018 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Memorandum and on the Company's raise page at www.fundopolis.com. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. If required by Regulation CF, the Company has retained the services of an independent accounting firm to audit or review the Financial Statements to determine if they remain within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

4.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Bylaws and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

    (i) To the Company;

    (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

    (iii) As part of an offering registered under the Securities Act with the SEC; or

    (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) <u>Investment Limits</u>. Subscriber represents that either:

    (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than(A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

    (ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f)   Shareholder information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a Shareholder (or potential Shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g)   Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   Drag-along.

(a)   A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions in which a person, or a group of related persons, acquires from Shareholders of the Company Securities representing more than 50% of the outstanding voting power of the Company (a "Stock Sale") or (b) a transaction that qualifies as a Deemed Liquidation Event, as determined by the Company's board of directors. A "Deemed Liquidation Event" shall be deemed to be occasioned by, or to include, (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction retain, immediately after such transaction or series of transactions, as a result of Securities held by such holders prior to such transaction, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, exclusive license, transfer, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, exclusive license, transfer, lease other disposition is to a wholly-owned subsidiary of the Company; or (iii) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

(b)   In the event that the Company's board of directors and the requisite vote of the outstanding classes of Securities entitled to vote on such matter approve a Sale of the Company, the Subscriber hereby agrees with respect to the Securities and the voting rights of the Subscriber, if any:

(i)   in the event such transaction is to be brought to a vote at a Board of Directors meeting and to the extent any vote is solicited from Subscriber, after receiving proper notice of any meeting of stockholders of the Company, to vote on the approval of a Sale of the Company, to be present, in person or by proxy, as a holder of voting securities, at all such meetings and be counted for the purposes of determining the presence of a quorum at such meetings;

(ii) to vote (to the extent any vote is solicited from Subscriber) (in person, by proxy or by action by written consent, as applicable) the Securities in favor of such Sale of the Company and in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(iii) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(iv) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Requisite Parties;

(v) if the Sale of the Company is structured as a Stock sale, to sell the same proportion of the Securities as is being sold by the Requisite Parties, and on the same terms and conditions as the Requisite Parties;

(vi) not to deposit, and to cause the Subscriber's affiliates not to deposit the Securities owned by the Subscriber affiliate in a voting trust or subject the Securities to any arrangement or agreement with respect to the voting of the Securities, unless specifically requested to do so by the acquirer in connection with the Sale of the Company; and

(vii)   if the consideration to be paid in exchange for the Securities pursuant to this Section 5 includes any securities and due receipt thereof by the Subscriber would require under applicable law (i) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (ii) the provision to the Subscriber of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to the Subscriber in lieu thereof, against surrender of the Securities which would have otherwise been sold by the Subscriber, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which the Subscriber would otherwise receive as of the date of the issuance of such securities in exchange for the Securities.

6.   <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

7.   <u>Indemnity</u>. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

8.   <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Massachusetts.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN MASSACHUSETTS AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE SUBSCRIBERS AND THE COMPANY

ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10.   Miscellaneous.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k)   If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

Apotheka Systems, Inc.
Subscription Agreement Signature Page

The undersigned, desiring to purchase [QUANTITY] Shares of Apotheka Systems, Inc, Common Stock Class A, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The number of Shares the undersigned hereby irrevocably subscribes for is [QUANTITY].
(b) The aggregate purchase price (based on a purchase price of $1.20 per Share the undersigned hereby irrevocably subscribes for is $[PRICE X QUANTITY].
(c) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of, [SUBSCRIBER].

	If the Securities are to be purchased in joint names, both Subscribers must sign:
_____ Signature	_____ Signature
_____ Name (Please Print)	_____ Name (Please Print)
_____ Email address	_____ Email address
_____ Address	_____ Address
_____ Telephone Number	_____ Telephone Number
_____ Social Security Number/EIN	_____ Social Security Number
_____ Date	_____ Date

This Subscription is accepted

on _____, 201X

Apotheka Systems, Inc.

By: _____

Name: Dennis Maliani

Title: CEO

Field Description Table

Section	Field	Description	Example
1(a)	QUANTITY	Number of shares or units	500,000
1(a)	COMPANY	Name of issuer	ABC Corp.
1(a)	STATE	State in which company was organized	Delaware
1(a)	SECURITY	Description of the security	Class A Shares
1(a)	PRICE	Price for each share of ownership	$1.00
1(d)	MAX SHARE QUANT	The greatest number of shares that can be sold under this offering	500,000
1(d)	MIN SHARE QUANT	The least number of shares that can be sold under this offering	200,000
3(f)	STATEMENT DATE	"As of" date used for financial reports	12/31/2019
8	STATE CHOICE	State whose jurisdiction's laws to apply in a lawsuit.	Delaware
Sig Page	SUBSCRIBER	Person purchasing the investment	John Doe



EXHIBIT D:
OFFICERS AND DIRECTORS OF THE COMPANY –
WORK HISTORY DOCUMENTS



DENNIS P. MALIANI, MBA-IT, PMP, CSM, ITIL

Dmaliani@ICG-Int.com | 310.866.6692 | www.linkedin.com/in/dennismaliani/

SENIOR BUSINESS/TECHNOLOGY EXECUTIVE

Summary: Innovative and results-oriented leader with extensive experience defining business strategies and developing transformative solutions that deliver immediate results and improvements across healthcare enterprise-level environments. Proven track record of designing and executing new initiatives that optimize both Business & IT operations, elevate service and support delivery, and strengthen technology capabilities. Exemplary leader with tactical background in lean business processes, system infrastructure, and technical support. Sterling history of building and leading cross-functional onshore and offshore teams to top-flight service and support deliveries. Ability to absorb complex business, technical information and steadfastly react to changing environments across multiple business arenas. Holds MBA with dual emphasis in International Business and Information Technology from University of LaVerne and; Cybersecurity at Harvard University.

Areas of Expertise

Leadership, Strategic Planning – Business Processes, Operations & management - IT Design - Team Building - Training & Quality Improvement - Change Management & Turnaround - Budgeting & Expenditures - Technical Support & Troubleshooting - Process Re-Engineering - Strategic Development

PROFESSIONAL EXPERIENCE

ANTELOPE VALLEY HOSPITAL– LANCASTER, CA   JAN 2019 TO PRESENT
Public Hospital / Healthcare

CONSULTANT

- **Cerner EHR** revenue loss assessment post go-live (Finance/Revenue cycle, Ambulatory, **Legal,** Supply chain & Technology evaluations)
- Root Cause Analysis, assess workflows, systems integration points, legacy and current post go-live phases for revenue opportunities

KINGSTON TECHNOLOGY– FOUNTAIN VALLEY, CA   AUG 2018 TO OCT 2018
Computer Company

MANAGEMENT CONSULTANT

- Executive strategy, cloud enablement, cybersecurity, policies & procedures, capacity planning & operations
- PMO (Project Management Office) development Strategy
- Market Research, Vendor assessments, market assessment (competitors) & Demos

KERN MEDICAL – BAKERSFIELD, CA   MAY 2016 TO AUG 2018
Teaching Hospital / Healthcare

MANAGEMENT CONSULTANT / CIO RESPONSIBILITIES (SAVED $1.5M IN WOULD BE ERRONEOUS BILLINGS)

- Corporate strategy & roadmap – Transition from county hospital to independent healthcare organization
- **PeopleSoft (Financials & Supply Chain) implementation and integration with Cerner**
- Enterprise-wide initiatives oversight. Cloud enabled technology, revenue growth, portfolio management & **Legal / compliance**
- **Cerner EMR/EHR/Clairvia Implementation, MS Dynamics, PMO development, PolicyTech, Wireless Telephony, UltiPro HR, Strata Decision Support, MS Office 365, process redesign**
- Enterprise-wide initiatives & Contract negotiations (IT, Clinical, Business & Operations)

AMGEN – THOUSAND OAKS, CA   APRIL 2016 TO DEC 2017
Biotech / Healthcare

GLOBAL PORTFOLIO MANAGER (BACK-FILL ASSIGNMENT)

- Global corporate strategy, **Branding/Marketing,** Mergers & Acquisitions
- Corporate Global Initiatives (USA, Asia & Europe) & portfolio realignment – 50 million + global portfolio

- Operations and management: Transition / Succession Strategy & Execution

Programs: Global Trade portal (SAP), Segmentation, Serialization, Corporate websites, **SalesForce**, PMO development

---

DOALLITY MEDIA PARTNERS – BEVERLY HILLS, CA   JAN 2014 TO APRIL 2016
Media / Concierge / Luxury

CIO/COO

Oversee daily Operations and Management. Lead ongoing efforts to define, develop and enhance **corporate** structure and funding strategic direction. Seek and or respond to requests from venture capitalists, angel investors and or strategic partnerships.
- Corporate governance, Workflow process redesign, Business & IT operations policies and procedures
- Infrastructure set up (cloud & virtualization), CRM/Salesforce, IVR, DMS configuration and implementation
- Branding strategy & execution working with luxury brands in consumer goods, automotive, travel, publishing etc.
- Fully cycle cross platform Web development and implementation, marketing distribution and ad strategy online, social media, print etc.
- Worked closely with various luxury media channels on PR, media, advertising, social media campaigns like BillionaireTV, Elite traveler, Robb Report etc.

MEMORIAL HEALTHCARE SYSTEM – Fountain Valley, CA   2011 TO 2013
The fifth largest public healthcare system in the United States.

EXECUTIVE CONSULTANT (IT/LEGAL/COMPLIANCE)

Oversaw implementation of a multi-facility enterprise online **(RL/UOR) hospital incident and surveillance** reporting/monitoring system for 25K+ users employing Agile and Lean principles. Led market research, RFI/RFP management, bidding, budgeting, vendor review, focus group management, final systems review, grading and selection. Managed resources, hardware acquisition and infrastructure set up. Supervised offshore team in Canada and provided onsite team management. Operated in an environment using EPIC, PeopleSoft, Ensemble & OpenLink interface engines, AtTask, SQL Server, Visio, SDLC, VMware/Cloud, SharePoint, ADT, HL7, JCAHO, CHIPSO/ECRI, Lean/Six sigma, and Active Directory. Migrated Legacy technology, and implemented disaster recovery measures while establishing a new enterprise-wide support structure for RL system. Reported to IT Vice President.

EPIC EHR Optimization (Prelude, Cadence, Resolute, CRM & IVR) – Workflow redesign and integertaion points through ensemble interface engine

PeopleSoft Redeployment Program (Human Capital, Financials & Supply chain feasibility assessment) **–** Work flow process redesign for various departments (25k+ users), data cleansing, org structure re-creation, cost centers and department redefinitions; to include ADP integration at various hospital locations.

- P&L assessment for various cost centers, **General ledger management**, table structure reconciliation and **Kaufman Hall budgeting suite** integration.

  - Redesigned workflows process, utilizing automation to facilitate standardization across all hospitals in addition to data migration and cleansing, employing lean principles, integration with Active Directory, Exchange

  - Automated specific parts of the work process, eliminating manual work process by 75%. As a result, each manager will produce 10-15 hours of time savings bi-weekly.

  - Reduced expenses by employing better and more cost efficient support system, leading to 50-60% support cost savings. Saved $40K in vendor contracts after effective vendor negotiations.

Hands-on Road map.

  - Developed overall strategic direction for **shared services** business enterprise systems in concert with business users in order to provide optimal support that met the needs of all business departments & **PMO development**

  - Developed strategies to implement new technologies that added value to the business applications architecture. Infrastructure refreshment, virtualization of servers, SharePoint pilot / Intranet and **BYOD implementation** program with emphasis on security and authentication of users devices in the organization's network

USC UNIVERSITY HOSPITAL – Los Angeles, CA 2010 TO 2011
Private teaching hospital, part of the University of Southern California.

EXECUTIVE CONSULTANT

Mergers & Acquisition Initiatives: USC's acquisition of the USC University Hospital & USC Norris Cancer Hospital from Tenet Healthcare Corp. Portfolio / Program management Shared Services (IT, Clinical & Business)

Led a full cycle **Kronos** time keeping system implementation (Time Keeper, Workforce Scheduler & Analytics) & **Lawson Financials** integration; that encompassed 3000 active users with $10M monthly payroll. Oversaw a group of 45 stakeholders, budget, hardware, software procurement and vendor management. Administered infrastructure set up for both systems in the USC-HSC environment. Directed hardware/software acquisition, interfacing Kronos with **HR**, **Payroll**, Cerner EMR, Allscripts and downstream Enterprise systems, contracts management, payroll data conversion and cleansing.

- **HRMS upgrades** various hospital locations (Human Capital & Financials) & ADP suite upgrades.
- **Cerner EHR** pilot & integration with Lawson financials, roadmap and implementation strategy enterprise wide
- Lean Six Sigma: Eliminated 95% of paperwork process in the daily operations by automating all 2500 employee requests, skills/certificates updates, education credits tracking, consultants/contractors and travel nurses to be managed within the Kronos system thus saving each manager more than 24 hours of paper work reconciliation prior to closing of each payroll cycle.
- **Kaufman Hall Suite, EDI Implementation** and integration, workflow redesign and post support structure creation.
- **OptiLink – Kronos** Integration working closely with nursing and Payroll groups.
- **SOX**: Oversaw compliance and information technology security activities and reporting to align with auditing standards.

GREEN DOT CORPORATION – Monrovia, CA 2008 TO 2010
Leading provider of reloaded able prepaid cards (Banking/Financials).

SENIOR IT PROJECT/PROGRAM MANAGER

Managed a variety of projects for the company, including fifteen portfolio projects, PayPal/eBay integration, NetFrame upgrades and a funding project. Collaborated directly with InComm and with financiers General Electric and Columbus Bank and Trust Company in launch of IPO went public (July 22, 2010). Oversaw in-house teams and teams in India.

- Directly supervised a project team involved in designing, developing, deploying, and managing a new high volume co-branded website (www.moneypak.com) with MVC architecture while applying **Agile methodologies.**
- GreenDot portfolio included working with retailers like Walmart, CVS, Rite Aid, and Walgreens etc. by implementing point of sale system and infrastructure set up integrations, end to end MoneyPak product design to include product in store placement working with Visa and Master card. (**Marketing/Branding Campaigns, Product Placements and Launch**)

CEDARS SINAI MEDICAL CENTER – LOS ANGELES, CA 2005 TO 2008
Private hospital, one of the nation's leading hospitals.

PROGRAM MANAGER

Focus Areas: Shared services, PMO, Call center, Infrastructure, Helpdesk, Ambulatory, external physician groups

- **EPIC (Prelude, Cadence & Resolute) implementation** in various onsite/off site physician satellite offices – working closely with clinicians, revenue cycle (patient accounting) / business, Admissions/Customer service, HIM, providers/payers management and IT teams
- **PowerPath Lab Information System Implementation & EPIC Integration**
- patient admission, tracking, diagnosis & discharge monitoring
- Lean/six sigma & Division's Support Triage Structure project – Workflow and process redesign
- Pathology Lab & Autopsy suite remodeling projects and Physicians' offices later integration with UCLA residents lab programs)

- ICD 8 to 9 conversion and systems preparedness
- Dragon Natural speaking implementation (voice recognition) & later integration with softscript dictation
- Specimen tracking barcode/material tracking system (Various Interval & Reference Labs, Pathology, ER & Autopsy)
- Atlas lab portal implementation
- **Multi-million Data center relocation Project,** Disaster recovery implementation in various critical care departments

ADDITIONAL PROFESSIONAL EXPERIENCE

SHOP AT HOME, LLC/E.W SCRIPPS (BROADCASTING & E-COMMERCE) | SUPERVISOR – NASHVILLE, TN | 5/2001 – 2/2005
- SAP Implementation V4 – HCM (Human Resource), Financials, Logistics
- eWorforce Management & ASPECT CRM Implementation

PANALPINA GROUP (CONSULTANT) - (EXPORT FREIGHT / FORWARDING ANALYST) – NASHVILLE, TN | 10/2000-12 /2000

CLIENT: MERCEDES BENZ INTERNATIONAL (USA, UK & GERMANY) – WORKED DIRECTLY AND MANAGED VARIOUS INTERNATIONAL AIRLINE AND SHIPPING VENDORS. AMONG WHICH DHL, FEDEX, UPS

GANNETT | QUALITY ASSURANCE/CONTROL ANALYST (MEDIA/PRINT CONGLOMERATE) – NASHVILLE, TN | 2/1999 – 7/2001

EDUCATION & PROFESSIONAL CERTIFICATIONS

CYBERSECURITY | MANAGING RISK IN THE INFORMATION AGE – HARVARD UNIVERSITY - 2018

MASTER OF BUSINESS ADMINISTRATION – INT'L BUSINESS/IT – UNIVERSITY OF LAVERNE – BURBANK, CA
BACHELOR OF SCIENCE – COMPUTER SCIENCE/DIGITAL MEDIA – MIDDLE TENNESSEE STATE – MURFREESBORO, TN
INFORMATION TECHNOLOGY INFRASTRUCTURE LIBRARY – 2012
CERTIFIED SCRUM MASTER (CSM/AGILE) – 2011
PMP – 2011 | PROJECT MANAGEMENT – 2007 | CRYSTAL REPORTS CERTIFIED (P.A.C.E) – 2006

SKILLS/TECHNOLOGY PORTFOLIO

COMPUTER APPLICATIONS: MS PROJECT SERVER, ATTASK, WORD, ACCESS, EXCEL, OUTLOOK, POWERPOINT, FRONTPAGE, VISIO PRO, MS SHAREPOINT, ADOBE

PROGRAMMING LANGUAGES/ENVIRONMENTS (FAMILIAR): SQL, C++, XML, HTML, JAVA, WORD PRESS, JOOMLA, OSCOMMERCE, VIRTUAL MART, MAYA, RUBY ON RAILS, BOTS, AI

ERP/EMR/MONITORING TOOLS: EPIC, POWERPATH, MISYS, CERNER, SIEMENS SMS, ANTRIM, IBM RMT, RL SOLUTIONS, LAWSON, KRONOS, PEOPLESOFT, KUALI, HRMS, QUICK BOOKS (INTUIT), GE CENTRICITY, AS400 MED – SERIES, HL7, SAP, NEXTGEN, OPTILINK, ICD-10, ADT, RADNET/ERAD, XO, ASPECT CRM, SALESFORCE, MEDICARE/MEDICAID, SAAS, WORKDAY HCM, MICROSOFT DYNAMICS, MDN CENTRICITY, DRAGON NATURALLY SPEAKING, SOFTSCRIPT, ESCRIPTION, EWFM, NAGIOS, CRYSTAL REPORTS, BUSINESS OBJECTS, SOX, ULTIPRO, SDLC - AGILE / SCRUM, JIRA, FOOTPRINTS, EDI, ADP, ALLSCRIPTS, SMART SHEET, SURVEY MONKEY

DATABASES/HARDWARE: ORACLE, SQL DB, DESKTOPS, TABLET PCS, IMAC, SQL SERVER

OPERATING SYSTEMS: OFFICE 365, SLACK, XP, VISTA, WINDOWS 7 & 8 AND MAC OS X (VARIOUS VERSIONS)

ARCHITECTURE/NETWORKING/PROTOCOLS: VMWARE/CLOUD, APPLICATION SERVICE PROVIDER (ASP), CITRIX, MODULAR VIEW ARCHITECTURE (MVC), ORACLE, ENSEMBLE, CLOVERLEAF INTERFACE ENGINE, IBM, HP, DELL, APACHE, WEB SERVICES DESCRIPTION LANGUAGE (WSDL), ACTIVE DIRECTORY, ADT, HL7, JCAHO, CHIPSO/ECRI, LEAN/SIX SIGMA, IVR, IPHONE & ANDROID PLATFORMS, LDAP, LAN/WAN, VPN, ROUTERS, MODEMS - TCP/IP

PROFESSIONAL MEMBERSHIPS

BEVERLY HILLS CHAMBER OF COMMERCE – 2017 | SWISS CHAMBER OF COMMERCE (LOS ANGELES) – 2012
PROJECT MANAGEMENT INSTITUTE (PMI) 2007 | HEALTHCARE COLLABORATIVE (HCC) – UCLA 2007
ASSOCIATION FOR COMPUTING MACHINERY (ACM) – MTSU CHAPTER 2003

VICTOR J. PISACANE

Encinitas, CA 92024   760.310.5179
vj.pisacane@gmail.com   www.linkedin.com/in/victorpisacane/

PRINCIPAL SOFTWARE ENGINEER

Design, Develop & Deliver Reliable, Software Solutions | Enhance Existing Product Capabilities

Innovative and dynamic professional software developer, architect and team leader with proven success designing, developing and delivering software products in both startup environments and Fortune 500 companies. Proven skills in all phases of SDLC, with experience in UI design, usability, architecture and Agile methodologies. Results-driven leader and mentor with aptitude for object-oriented design constructs and principles.

Areas of Expertise:

**Object-Oriented Design & Development | Software Architecture | Rapid Application Development
Prototyping | Client Server & Web API Design & Implementation | Requirements Elicitation
Risk Identification | Software Team Leadership | Agile Process Champion
User Experience Development | Medical Imaging Software**

TECHNICAL SKILLS

Languages:	C++, C#, SQL, JavaScript (ES6), Typescript, Java, Python
Technologies:	XML, XSLT, XPATH, SAX, HTML, HTML5, CSS, Sass .Net (2.0 - 4.7), .Net Core2, WPF, XAML, ActiveX, MFC, 64Bit, COM, ATL, WTL, STL, SVG, D3.JS, Node.js, NPM, MSMQ, JNI, Log4Java, Web Services WCF, REST, JSON, JQuery, GraphQL, NUnit, CPPUnit, Google DialogFlow, Watson Studio
Cloud:	Docker, Kubernetes, Istio, Blockchain, AWS, Azure, IBM Cloud/Bluemix, NodeRed, OpenShift
Platforms:	Windows, Unix, Linux, Windows CE, MacOS, Ubuntu Server
Database:	ADO, OleDB, ODBC, ADO.net, SQL Server, Sybase, Oracle, MongoDB, PostgreSQL
Methodologies:	UML, OOP, Agile, Scrum, Kanban, Modified Waterfall
Tools:	Visual Studio, Eclipse, VSCode, NPM, Jenkins, Jira, Slack, Mingle, SVN, Git, Bash, Postman PowerShell, Perforce, GitHub, GitLab, ZenHub, Mural, PVS Studio, SonarQube, AppScan, IBM IAM
Medical Tech:	DICOM, HL7, FIHR, SNOMED, ICD-10, JPG2000, HIPAA, GDPR, FDA, ISO

PROFESSIONAL EXPERIENCE

IBM WATSON HEALTH, San Diego, CA   2015 - Present

Technical Lead / Software Architect

Served as development lead on Agile team during multiple releases of large medical software product. Collaborated with iteration manager, PO and squad to create, refine and complete user stories to deliver many important new features. Development process included interval time-boxing, design reviews, unit tests, code reviews, HIPAA security, risk analysis and close interface with all phases of testing and validation.

- Developed breast imaging annotation tool to label, track and report radiologist findings using trained algorithms that automatically add mammography data, aiding physicians and radiologists in early detection of cancers.

- Participated in update of web-based medical scheduling application using JavaScript, JQuery, Knockout.js, C#, ASP.NET MVC4 and test-driven development. Updated client page request logic to consolidate several server requests into just a few, reducing single-page application (SPA) page load time.

- Led security review team to assess and overhaul administrator and customer support password procedures based on new IBM security standards for enterprise client-server application. Enhanced customer protected information and saved time / effort when granting or removing admin access by developing new on-boarding / off-boarding process based on employee access to customer site passwords.

IBM WATSON HEALTH (Continued)

- Served as developer on Agile team that converted large C++ code base to 64bit to handle large medical image exams. Reviewed all code using code analysis and performance tools, resulting in large performance and stability increase for entire product suite.

- Architected and developed new PDF file viewer using PDF.js, CSS and JavaScript for PACS exam report viewing as part of multiple radiology workflows, leading to faster, more reliable PDF report viewing experience for radiologists and referring physicians.

- Designed and developed C++ and C# code to provide new server-side HTTP interface, enabling external web based medical image viewers to interface with legacy PACS to retrieve patient reports.

DR SYSTEMS / MERGE HEALTHCARE, San Diego, CA   2012 - 2015

Principal Software Engineer / Software Architect

Led development team in creating new web-based ECG management system that was integrated into legacy radiology / cardiology enterprise application. Met with customers at hospitals and imaging centers to elicit specific user needs for ECG reading and reporting as part of cardiology workflow. Created prototypes and developed detailed user stories.

- Designed and developed HTML5 single-page web application using ASP.NET MVC4, Razor view pages, C#, JavaScript, Knockout.js, JQuery, Ajax, CSS, JSON and D3.js, rendering and displaying DICOM ECG waveforms in responsive and innovative user interface.

- Functioned as full stack developer responsible for HTML / CSS page layout, C# models to render JSON, C# server-side web service interface, database queries and application configuration and deployment of ECG management system, resulting in fast ECG reading of 2 seconds per exam and new customer wins in cardiology.

- Implemented RESTful Service API in C#, enabling integration of ECG web frontend into existing PACS SOA backend server and SQL database.

- Integrated HTML5 SPA application into legacy C++ application, incorporating existing user authentication and configuration to ensure seamless and fluid user workflow.

DELUXE DIGITAL DISTRIBUTION (D3 / DELUXE STUDIOS), Solana Beach, CA   2011 - 2012

Senior Software Engineer

Defined user stories for customer needs as member of Agile (Kanban) development team to help Deluxe Studios create one of the largest worldwide theatrical and digital delivery networks.

- Designed and developed API using Aspera large-file, fast-transport SDK, enabling efficient transfer of studio video files across country for ingestion into video transcoding workflow system.

- Authored Windows Workflow Foundation (WWF) custom activities and designed workflows that used server-side restful APIs as part of video transcoding system for cloud content delivery service.

DR SYSTEMS, San Diego, CA   2008 - 2010

Senior Software Engineer / Software Project Lead

Served as lead developer for new cardiovascular information systems (CVIS) project. This project, developed in C++ and C#, required extensive use of image processing and DICOM data handling. Participated in daily Scrum meetings as part of Agile development team and broke down requirements into workable tasks for Agile sprints.

- Developed cardiac measurement package that included image annotation tools and created library of cardiology calculation algorithms and equations, enabling analysis of medical images and recognition of image regions and calibration data for measurements and calculations.

- Enhanced DICOM multiframe image cine playback, increasing performance of multiple video loops playing simultaneously for cardiologist review.

- Implemented licensing system for cardiology features, allowing defined users and / or roles to access configured areas of software application.

- Created annotation system that allowed users to add coded annotations to medical images for data analysis.

- Designed and developed system to update and add measurement data and derived values to DICOM structured reports while maintaining patient safety by verifying integrity of data changes.

EASTMAN KODAK COMPANY, San Diego, CA   2003 - 2008

Senior Software Engineer / Software Architect / Team Lead

Directed team in developing Windows Host software applications for new Kodak digital imaging devices (multi-functional printers with scanner and fax). Participated in hiring new developers, mentoring junior development staff and leading team of developers and testers in daily Scrum meetings during Agile sprints. During this time, multiple software releases were completed and shipped with over 1M consumer imaging products.

- Created detailed architecture layouts, functional specifications and software design documentation for Windows software project. Participated in overall product vision, brainstorming, requirements elicitation, analysis and validation for all Kodak Inkjet printer software, resulting in well-defined software product and architecture with innovative features, which created market differentiation in consumer electronics space.

- Delivered simple and easy-to-use printer software by implementing C# .Net Windows Forms user interface design and code, requiring close interaction with human factors engineers, UX designers and graphic artists.

- Developed object-oriented C# interfaces, exposing system and device libraries for transferring data from printer / scanner to PC.

- Implemented Twain scanning interface using managed C++ and created bidirectional communication channel in C++, enabling fast and easy document and photo transfer from all-in-one printer to PC.

ADDITIONAL RELEVANT EXPERIENCE

PHOGENIX IMAGING (an HP and Kodak joint venture), San Diego, CA, **Senior Software Engineer**

DIGITAL ON-DEMAND (REDDOTNET), Carlsbad, CA, **Senior Software Engineer / Software Project Lead**

EDUCATION

Bachelor of Science (BS), Computer Science, Minor: Physics, San Diego State University, San Diego, CA

CERTIFICATIONS

Microservices with Istio and IBM Kubernetes Service	Docker Essentials: Extend Apps with Containers
Build Chatbots with Watson Conversation	IBM Cloud Essentials
IBM Blockchain Foundation Developer	IBM Agile Explorer
Python for Data Science	Streaming Analytics Basics for Python Developers
Watson Knowledge Studio Methodology	IBM Design Thinking Practitioner
Cognitive Practitioner	Medical ISO 13485, HIPAA, HITECH

Luis C. Lopez
(323) 559-4559
lclj12@hotmail.com

SUMMARY OF QUALIFICATIONS

➢ 18 years in Project Management
➢ Experience in Project Definition, Solution Definition, Solution Design
➢ 16 Years of project implementation via PMO or Project Assessment Office
➢ Strong Agile and Scrum practice experience
➢ Experience with Trizetto-QNXT and CCA-UM/DM/CM Platforms
➢ Experience in Covered California Exchange systems and processes
➢ Experience in writing and creating a roadmap for Security Policies and Procedures for GDPR- The EU - General Data Protection Regulation
➢ CRM experience, Data Management and Integration Management, Business Intelligence, Cloud Based Network implementation via AWS and MS Azure
➢ Experience with Vendor Selection Methodology, RFP development, Technical Review, Risk Assessment, Vendor Management, Contracts
➢ Experience in Organizational Governance project lifecycle, definition approval to implementation approval to benefits realization
➢ Experience in strategic assessment and analysis, development of business presentations, Master Data Management and documenting complex business requirements
➢ 10 years of PM experience in HIPAA System Development/Implementation/Documentation
➢ 8 years of PM experience with ICD-9, ICD-10, HIPAA X12N Standards 4010 and 5010
➢ Managed reimbursement system for health care inpatient and outpatient services including Clearinghouse, MediCare, MediCal, Managed Care and worker's compensation payors
➢ Experience with Project Management (SDLC) and Agile/SCRUM methodology
➢ Windows-Visio and Project, Sharepoint, Office, Idx, Remedy, Oracle, SHIMS, Ariba, EDI, IBM Tivoli and Rational Unified Process, NIKU clarity, JDE Xe, Lawson, PeopleSoft, Informatica, IBM MaaS Watson
➢ Clinical Systems-Idx, Diamond, Epic, Cerner-CoPath, GE Centricity, McKesson, MIDAS
➢ Experience in latest IT- LAN, WAN, HTML, XML, Java, Oracle, NT, DB2, E-Commerce, SQL, B2B, Mobile Platforms
➢ Contract Negotiation and Account Management skills, Organizational and Resource Management skills
➢ Business development and presentation skills
➢ Designing and Implementing best practices and ITIL processes and procedures

_____

EDUCATION

Bachelor of Science
University of California, Berkeley, 1994
Integrative Biology

Certification: Certified Project Manager
University of California, Irvine, 1997

Certified Project Manager: PMI
PMP 2006- PMP

Certified ITIL

EXPERIENCE

Director-LA Care   **Los Angeles, CA 06/2018-02/2019**

- Developed specific departmental goals, standards and objectives which directly support the strategic plan and vision of Provider Network Management
- Monitor departmental budgets, regulatory compliance, departmental contracts, and vendor relations.
- Supports special projects and business analyses as requested.
- Develop briefings, reports and presentations that synthesize information and insights on a variety of topics to help inform executives and other constituencies on the status of key projects and initiatives.
- Create and implement appropriate systems and infrastructure to track, evaluate, catalog and optimize information/knowledge resources to foster shared learning and better practices in support of System activities.
- Manage the Medical Management Team, processes various health plan appeals, develops clinical criteria, analyzes data, conduct audits and prepares reports. Serve as a resource to other team members.
- Develop and creates clinical criteria and authorization guidelines through literature reviews and related research; creates draft documents for medical director and committee review and approval.
- Assist Director in various administrative responsibilities, including report development, coordinating staff meetings, conducting audits, analyzing data and providing input to Team member performance evaluations.
- Attend various Committee meetings as needed to represent Provider Network Management.
- Oversee the development of metrics related to new and revised processes. Using statistical and qualitative information to manage quality. Development of quality and testing program to support software system configuration.
- Responsible for the team that configures provider networks, provider maintenance, payment methodologies and system configuration in the QNXT software system

IT PMO Director-OneCity Health   **New York, New York 04/2017-12/2017**

- Oversaw the planning, scheduling and tracking of program/project timelines, resources, milestones and deliverables using portfolio/program/project management tools and best practices.
- Supervised the development and on-going management of full-scale project plans and associated communications documents for all portfolio programs, projects and enhancements.
- Continually managed portfolio expectations with all internal and external stakeholders in a timely, clear and concise manner.
- Designed, developed and implemented continuous improvement initiatives using Agile and SDLC to incorporate lessons learned from successful programs/projects/enhancements.
- Proactively managed changes in scope, schedule, resources and budget for all portfolio projects and enhancements.
- Established and managed resource capacity planning process in collaboration with IT functional leaders.
- Identified issues/risks to portfolio/program/project success and developed mitigation plans to manage them throughout the development life cycle.
- Directed the day to day activities of all project team members and contractors, influencing them to take positive action and accountability for their assigned work.
- Assisted in the day to day management and administration of the IT Governance department.
- Coached, mentored, and supervised team members and contractors, and influenced them to take positive action and accountability for their assigned work.
- Coordinated with IT Product Management to ensure that all program/project deliverables aligned with and supported the strategic business goals of the applicable products.

- Built, developed business relationships vital to the success of the PMO and the IT Governance function.

IT Security Director- LegacyShield   **Los Angeles, CA 08/2016-03/2017**

- Responsible for SOX compliance audit support and remediation for insurance clients
- Worked with vendors for PCI compliance insurance and audit support and remediation
- Responsible for Web security solutions (i.e. proxy) for 10 custom finance interfaces
- Responsible for Internet security, including Intrusion Detection, Firewall solution
- Worked to write and roadmap Security policies and procedures for GDPR- General Data Protection Regulation
- Reviewed IT contracts with clients
- Used Agile to customize antimalware/spyware solutions for interfaces with clients
- Responsible for creating a Scanning IT infrastructure
- Set up an Internal auditing process
- Provided reports on software and firmware revision levels, worked with IT team using Scrum/Agile to schedule upgrades
- Created and maintained Security, compliance and privacy documentation
- Ensured compliance with regulatory requirements related to SOX, PCI and internal audit findings
- Developed policies, procedures, and activities to support security, compliance and privacy
- Oversaw Requests for Information (RFI) and Requests for Proposal (RFP) processes related to I.T. Security
- Worked with the Finance and Legal departments to negotiate vendor contract Terms and Conditions (T&C's); Service Level Agreement (SLA), and payment structure
- Managed and directed the staff in planning, development, maintenance, and the adherence to best practices and compliance
- Working toward security certifications (CISSP, CISM)
- working knowledge and strong understanding of security best practices for: Windows Active Directory, network routing and switching, firewalls, IDS/IPS, cloud computing and cloud-based services, MDM, server and desktop virtualization, Internet-facing applications, and VoIP systems

Program Manager LA Care   **Los Angeles, CA 05/2013-08/2016**

- Working with various Business units and Vendors to Prepare for the CMC Duals Line of Business Audit
- Work with IT and Business to prepare for the ACA California Covered Exchange Program
- Work with different departments to meet CC Exchange testing audits and configuration of systems for readiness for the Exchange
- Work with different Business users and IT to roll out the Trizetto QNXT and CCA platforms Using the UM/CM/DM modules
- Write Project documents including Business Requirements, Project Plan, Training, Policy
- Manage relationship with project sponsors and project team members through status documentation and meetings to ensure project meets the needs of the business
- Manage the ACA Exchange IT Program-including enrollment, invoicing, downstream interfaces, configuration and data exchanges with Calheers.
- Managed ACA Data Warehousing via MDM

Project Manager Warner Brothers   **Burbank, CA 09/2012-02/2013**

- Worked with Deloitte Consulting and business to gather requirements for upgrade of creative talent payment systems

- Worked with WBDTD to gather requirements to upgrade interfaces for Television distribution
- Worked with IT to support newly acquired publishing company (DC Entertainment) and their new lines of business
- Manage relationships with project sponsors via organization's central project management office
- Responsible for rolling out upgraded payment system for DC Entertainment

Implementation Manager Molina HealthCare   **Long Beach, CA 11/2011-7/2012**

- Working with Business and Vendor to roll out Trizetto Care Advance 4.71 Platform
- Work with IT and Business to build Project Charter and Business Requirements for implementation using Sharepoint
- Responsible for leading implementation of ICD 10 compliant Vendor platform
- Work with ICD10 group for Vendor Management of systems with ICD10 impact
- Provide experience in the Managed Health Care industry and stellar communication skills across organization with Care Support, Provider Relations, Compliance, Finance, Customer Service and Claims teams
- Write Project documents including Charter, Business Requirements, Project Plan, Training, Policy and Procedures
- Effectively interface with project sponsors to reach a mutually acceptable agreement on project objectives, scope, deliverables, timeframes, resources and outcomes
- Manage relationship with project sponsors and project team members through status documentation and meetings to ensure project meets the needs of the business
- Interface with IT to ensure the project meets the needs of the business.

Program Manager Kaiser Permanente   **Pasadena, CA 06/2011-10/2011**

- Worked with Ernst & Young to prepare for the ICD10 transition in Southern California KP-IT
- EDI Project Manager for the transition of new HIPAA X12N 5010 in preparation for ICD10 transition using Scrum/Agile
- Lead PM for implementing roadmap for scope documents and requirements for non-Epic systems for ICD10 compliance-including MDM via Informatica
- Responsible for leading 5 Southern California PMs and 9 Solution Design consultants
- Responsible for Vendor Management of systems with ICD10 impact
- Working heavily with Interface Testing team using Scrum and Agile methodology
- Charged with scheduling resources and budget for non-Epic systems with ICD10 impact
- Responsible for engaging business partners for integration testing and UAT
- Report upstream on a regular basis to stakeholders and realization team on ICD10 roadmap and status

Senior Project Manager Deluxe Entertainment   **Los Angeles, CA 10/2010-04/2011**

- Development of Real Time Interface for entertainment client using Agile and Scrum methodology
- Project Manager for the implementation of Real Time Interface for Film Content and Digital Content Media
- Charged with scheduling resources
- Responsible for managing Integration Testing and UAT
- Charged with making sure resources were on time in making changes to the RTI and delivering changes to client
- Follow through with client to make sure all client requirements were met
- Test and make sure Go-Live sign off from stakeholders
- Direct Report to CIO on development of RTI for Sony Pictures Entertainment

- Direct Report to VP of distribution at SPE on development and implementation of RTI

Program Manager the Westfield Group   **Westwood, CA 05/2009-09/2009**

- Worked with Deloitte Consulting to develop Project Plan, Risk Log, Current State process and Future State process flow.
- Project Manager for the integration of Financial, Design and Construction applications into a single platform for US Operations.
- Charged with consolidation of Job Cost, General Ledger, Accounts Payables and Procurement functionalities into the JDE E1 platform.
- Responsible for the interface development from Proliance, eSM and Xe to JDE E1.
- Responsible for managing the Data Conversion from Xe to E1.
- Managed the conversion and development of 21 Reports to 56 new Reports in the JDE E1 Platform.
- Worked with Deloitte to develop configuration of new JDE E1 Platform.
- Worked with Deloitte team to manage and develop data migration routines and test scripts and UAT testing.
- Reported directly to CTO and CIO of Global Operations, reported monthly to Steering Committee
- Served as the primary contact for assessing client needs and ensuring the quality of deliverables.

Program Manager, K&L Systems   **Miami, FL 08/2008-11/2008**

- Served as Senior Program Manager for Application development of Medical Revenue Lifecycle System for a software development start up.
- Charged with System Quality Control and All UAT (User Acceptance Testing)
- Wrote Business Requirements for Application Platform and Managed Development team performing work offshore.
- Wrote test plans, user interface and client pre implementation testing.
- Created and maintained project plan, ensuring smooth implementation on a day to day basis.
- Reported directly to CEO and CIO and maintained all major clients informed of application development and contingent implementation plans.
- Served as the primary contact for multiple client projects, assessing client needs and ensuring the quality of deliverables. Including keeping up with client and obtaining feedback on project implementation.

Program Manager-Cedars Sinai Medical Center Via MCT   **Los Angeles, CA 05/2005-06/2008**

- Responsible for creating the PMO office and building PMO processes
- Worked with Deloitte Consulting to develop and manage the implementation of Change Management, Project Initiation, Project Solution Definition, Project Solution Design, ROI, Configuration Management and Release Management and submit the project to Governance for approval.
- Implemented Enterprise Tactical Plan with long range goals for Fiscal Year. Tactical Plan involved scheduled projects as new initiatives that needed to go through Project Definition, Project Solution Design, and Implementation.
- Worked with implementation team to implement the Centricity Care Management System
- Worked with Care Management team to automate key workflows and tasks associated with Managed Care

- Assisted business users with required documentation to put tactical and non-tactical projects through governance approval and providing solution design including but not limited to

    - ➢ Creating the Project Definition Document (PDD)
    - ➢ Creating the RFP
    - ➢ Vendor Selection
    - ➢ Technical Review documentation
    - ➢ Providing Risk Assessment
    - ➢ Pre Implementation Documentation
    - ➢ Work with the Implementation Manager
    - ➢ Benefits Realization Reporting

- Analyzed proposed solutions, identified and addressed risk mitigation in relation to the management, execution and control of projects.
- Worked with PMO director to define the methodology framework for Planning, Reporting and execution of Remediation efforts, Audit Controls, Risk Assessment.
- Conducted resource leveling across IT and business areas.
- Responsible for cross-functional design meetings of new processes and implementing best practices.
- Partnered with Change Management leadership within Enterprise PMO and PMO Director.
- Responsible for re-engineering of Change Management from a process and technology perspective including integration with other ITIL processes (Configuration Management, Service Support, Release Management, etc) and ensure compliance with HIPAA regulations.

Senior Project Manager NOPS/PMO-KP IT, Kaiser Permanente   Pasadena, CA 02/2004-05/2005

- Project Manager for deployment and implementation of Kaiser KP-IT EDS Deliverables. Manager for Kaiser's Workstation Management Initiative Program, a multi-phase rollout plan to manage comprehensive enterprise applications in 10 states.
- Project Manager for EPIC Resolute roll out in Northern California Region
- NOPS PM for SCAL HATS project. HIPAA application security remediation project. Work in close contact with NCAL and enterprise HATS staff.
- Member of the Cerner-CoPath Plus implementation team for Northern California deployment at 18 KP sites.
- Manage ICE (Infrastructure Cable Engineers) NDE (Network Design Engineers) and
    - o Coordinate with outside vendors to standardize infrastructure to achieve Kaiser deliverables
- Accept overall responsibility for project management, including:
    - o Project plan
    - o Budgeting
    - o Report to Project Management NOPS Office-(National Operations Project Systems)
- Manage assignment of project personnel
- Manage administrative project staff
- Oversee company-approved project management framework and where applicable-SDLC is followed throughout the life of the project
- Coordinate activities between multiple team leads and business channels
- Coordinate and monitor activities of project personnel ensuring that progress is on schedule and within budget, with the ability to recognize issues and recommend resolutions
- Review team status reports prepared by project team leads, modifying schedules and plans as required
- Manage all project documentation

Principal, Somega Systems (new venture)   **San Marino, CA 06/2000-06/2003**

- Served as the primary contact for multiple client projects, assessing client needs and ensuring the quality of deliverables. Including keeping up with client and obtaining feedback on project implementation
- Managed large scale revenue cycle transformation projects for health care delivery systems
- Managed team of experienced front and back end revenue cycle functions with
  - understanding of the functionality of patient accounting information systems and bolt on tools
  - (ICD-9, CPT codes, Patient Management, Registration, Medical Records, Patient Verification, Payor Verification)
- Managed reimbursement system for health care inpatient and outpatient services including Clearinghouse, Medicare, MediCal, Managed Care and workers' compensation payors
- Experience with revenue cycle system interfaces to clinical information system software solutions
  - (Including HIPAA ANSI X12N transaction standards 837, 276, 277)
- Managed project components of the front to back end revenue cycle functions for medium size to large health care delivery systems and hospitals
- Participate in key client meetings
- Coordinate Change Requests and obtain appropriate approvals
- Prepare senior management status report to distribute at designated intervals
- Oversee the implementation of enterprise-wide project
- Prepare senior management status report to distribute at designated intervals
- Work closely with the Business Units to ensure the project deliverables are on time and within budget
- Evaluate situations accurately and identify viable solutions that create successful outcomes for the project customer
- Act as liaison for the project between Internal Audit department, Office of Thrift Supervision (OTS) – Government Regulatory Agency, other regulatory agencies, and the Project Management Committee.
- Strategize with project team members to forecast problems, assess potential risks and solutions, and plan alternatives

Project Manager, Twentieth Century Fox   **Los Angeles, CA 04/1999-02/2000**

- Served as Senior Project Manager for Domestic TV Systems under the PMO office
- Charged with remediating all TV Systems for Year 2000 compliance
- Wrote Business Requirements for Oracle Data warehouse project replacing several redundant TV systems
- Wrote test plans, unit tested, user interface tested Oracle Data warehouse project as pertaining to TV databases
- Created and maintained project plan for both Domestic and International TV projects
- Wrote Business and IT Contingency Plans
- Reported directly to PMO office

Daniel Edelstein, MHA

(310) 480-7999   dedelste@usc.edu
Los Angeles, CA 90014

EXPERIENCE

L.A. Care Health Plan   October 2014- present
Project Specialist: Business Process Improvement, Customer Solutions Center, and IT departments

- Writes business requirements which serve as the specifications for the development of Salesforce application by working with a cross-functional team spanning 6 departments; has reduced the number of systems and applications used by Call Center staff and create an improved workflow; reduced call time for Call Center staff by fifty percent which is expected to reduce department costs
- Lead team to create new reporting, call codes, and metrics for Salesforce application; simplified convoluted reporting and provided information that drives decisions within the Call Center
- Wrote and executed vendor contracts in conjunction with Health Management Systems, Inc. vendor representatives and Legal team for claim data cleanup services for LA Care's Medi-Cal line of business (includes 2 million members), which resulted in several million in cost savings; presented the project proposal to the CFO to get leadership buy-in
- Served as the liaison between L.A. Care, the Center for Medicare and Medicaid Services, and Department of Healthcare Services to execute a Coordination of Benefits Agreement which established a data exchange to ensure L.A. Care would receive the most up to date claims data; this ensured more accurate payment of claims and resulted in the elimination of unnecessary overpayments
- Implemented Microsoft Project Server as the project management system in the Information Technology department; provided leadership with increased visibility into the resource hours, costs, and schedule of all department projects
- Successfully redesigned an enterprise-wide intake form for the submission of call campaigns; more efficient intake lead to departments conducting more member outreach campaigns
- Developed procedure documents for the department which made processes more consistent and set standards for quality assurance and service level metrics; made department compliant with regulatory requirements of government agencies (DMHC, DHCS, CMS)
- Lead report remediation initiative to ensure over 200 reports would be capable of including larger diagnosis codes during the transition from ICD-9 to ICD-10, preventing potential report errors; analyzed provider billing data pre and post ICD-9 to ICD-10 to determine financial impacts to the organization

St. Francis Medical Center   Summer 2013
Risk Management Intern

- Ensured compliance with California OSHA law by aiding in implementation of new Safe Patient Handling Program; trained hospital staff on new equipment for lifting patients

SKILLS

Computer and Software: Excel, PowerPoint, Outlook, Visio, Project, Project Server, Access, Webex, Lotus Notes, Salesforce, Customer Relationship Management (CRM) tools, analytics tools: R and SAS
Healthcare systems: QNXT, MHC
Communication: Concision, Articulation, Adaptability, Collaboration

EDUCATION

University of California, Davis
Bachelor of Arts: Psychology, June 2014

University of Southern California
Master of Healthcare Administration, June 2018
Upsilon Phi Delta Honors Society Board Member